

May 1, 2024

Steven Tomsic
Chief Financial Officer
Fox Corp
1211 Avenue of the Americas
New York, New York 10036

  Re: Fox Corp
    Form 10-K for the Fiscal Year Ended June 30, 2023
    File No. 001-38776

Dear Steven Tomsic:

  We have reviewed your April 15, 2024 response to our comment letter and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 26, 2024 letter.

Form 10-K for the Fiscal Year Ended June 30, 2023

Notes to Consolidated Financial Statements
Note 17. Segment Information, page 101

1. You indicate "Other" is one of your reportable segments, and it consists of four operating segments and head office functions. Your footnote disclosure refers to this segment as Other, Corporate and Eliminations. Please tell us whether you have aggregated these operating segments, and if so, provide us with your analysis supporting aggregation. If these operating segments have not been aggregated, whether "Other" consists of information about other business activities and operating segments that are not reportable, and if so, why "Other" is disclosed as a reportable segment. See ASC 280-10-50-11 through -15. Finally, please tell us whether, and if so why, eliminations have been combined in "Other" rather than presented as part of reconciliations from total reportable segments' amounts to consolidated totals. See ASC 280-10-50-30 and -31.

2.   You indicate in your response to prior comment one that revenue targets are managed at the consolidated Company-wide and operating segment level. However, it appears that revenue and EBITDA targets are established in the budget for certain Business Units and Business Components. Please describe budgeting process in more detail. Explain who approves the budget at each step of the process, including at the Business Unit and Business Component levels. Additionally, explain and how and why revenue and EBITDA budgets are developed for Business Units and Business Components.

3.   You indicate in your response to prior comment one that revenue and EBITDA are not included in the budget or monthly reporting for the FOX Sports, FOX Entertainment, and Tubi Media Group Business Units, but it appears that revenue and EBITDA are included for Selected Business Components related to these Business Units. Please tell us whether the Business Components that comprise the FOX Sports, FOX Entertainment, and Tubi Media Group Business Units are included in each of the budget and monthly reporting. If all Business Components comprising these Business Units are not included, please explain which ones are included and excluded, and the reasons why.

4.   Please describe how leaders of the revenue functions, Business Unit managers, and Business Component managers are compensated, including whether any compensation is dependent on a measure of profitability at the Business Unit or Business Component level.

5.   We note per your response to our prior comment one that the Board receives EBITDA for business components in specific cases. Please explain what these specific cases are and clarify what Business Component-level financial information is provided to the Board, which Business Components it is provided for, and the frequency.

    Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Technology